CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
2.90% Notes Due 2010 Guaranteed Under the FDIC’s Temporary Liquidity Guarantee Program	$2,248,650,000	$88,371.95
3.25% Notes Due 2011 Guaranteed Under the FDIC’s Temporary Liquidity Guarantee Program	$2,499,150,000	$98,216.60
Floating Rate Notes Due June 2011 Guaranteed Under the FDIC’s Temporary Liquidity Guarantee Program	$500,000,000	$19,650.00
Floating Rate Notes Due December 2011 Guaranteed Under the FDIC’s Temporary Liquidity Guarantee Program	$500,000,000	$19,650.00

Filed pursuant to Rule 424(b)(2)
Relating to Registration Statement No. 333-131266
PROSPECTUS SUPPLEMENT
(To Prospectus dated January 25, 2006)

$2,250,000,000 2.90% NOTES DUE 2010
$2,500,000,000 3.25% NOTES DUE 2011
$500,000,000 FLOATING RATE NOTES DUE JUNE 2011
$500,000,000 FLOATING RATE NOTES DUE DECEMBER 2011

Guaranteed under the FDIC’s Temporary Liquidity Guarantee Program
______________________________________

Interest on the 2.90% notes due 2010 and the 3.25% notes due 2011 will be payable on each June 1 and December 1, beginning on June 1, 2009.  The 2.90% notes due 2010 will mature on December 1, 2010 and the 3.25% notes due 2011 will mature on December 1, 2011.

Interest on the floating rate notes due June 2011 will be payable monthly on the 15th of each month, beginning on December 15, 2008.  The floating rate notes due June 2011 will mature on June 15, 2011.  Interest on the floating rate notes due December 2011 will be payable quarterly on each March 1, June 1, September 1 and December 1, beginning on March 1, 2009. The floating rate notes due December 2011 will mature on December 1, 2011.

We may not redeem the notes of any series offered hereby prior to the applicable maturity date other than under the circumstances described in the next sentence. With respect to each series of notes offered hereby, if we become obligated to pay additional amounts to non-U.S. investors due to changes in U.S. withholding tax requirements, we may redeem such series of notes before their maturity date at a price equal to 100% of the principal amount redeemed plus accrued interest to the redemption date.

This debt is guaranteed under the Federal Deposit Insurance Corporation’s Temporary Liquidity Guarantee Program and is backed by the full faith and credit of the United States.  The details of the FDIC Guarantee are provided in the FDIC’s regulations, 12 C.F.R. Part 370, and at the FDIC’s website, www.fdic.gov/tlgp.  The expiration date of the FDIC’s Guarantee is the earlier of the maturity date of the debt or June 30, 2012.

______________________________________

2.90% NOTES DUE 2010 – PRICE 99.94% AND ACCRUED INTEREST, IF ANY
3.25% NOTES DUE 2011 – PRICE 99.966% AND ACCRUED INTEREST, IF ANY
FLOATING RATE NOTES DUE JUNE 2011 – PRICE 100% AND ACCRUED INTEREST, IF ANY
FLOATING RATE NOTES DUE DECEMBER 2011 – PRICE 100% AND ACCRUED INTEREST, IF ANY
______________________________________

	Price to Public(1)	Underwriting Discounts and Commissions	Proceeds to Company(1)

Per 2.90% note due 2010	99.94%	0.25%	99.69%
Total	$2,248,650,000	$5,625,000	$2,243,025,000

Per 3.25% note due 2011	99.966%	0.30%	99.666%
Total	$2,499,150,000	$7,500,000	$2,491,650,000

Per floating rate note due June 2011	100%	0.275%	99.725%
Total	$500,000,000	$1,375,000	$498,625,000

Per floating rate note due December 2011	100%	0.30%	99.70%
Total	$500,000,000	$1,500,000	$498,500,000

(1)	Plus accrued interest, if any, from the original issue date.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus supplement or the accompanying prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

We are offering these notes on a global basis and expect to deliver the notes to purchasers, in registered book-entry form only, through The Depository Trust Company, Clearstream, Luxembourg or Euroclear, as the case may be, on December 2, 2008.
______________________________________
Citi	Goldman, Sachs & Co.
Mitsubishi UFJ Securities	Wells Fargo Securities

November 26, 2008

TABLE OF CONTENTS

Page

Prospectus Supplement

Summary of the Offering	S-3
Description of Notes	S-5
United States Federal Taxation	S-13
ERISA	S-13
Underwriters	S-15
Legal Matters	S-17
Experts	S-17

Prospectus

Summary	3
Foreign Currency Risks	7
Where You Can Find More Information	9
Consolidated Ratios of Earnings to Fixed Charges and Earnings to
Fixed Charges and Preferred Stock Dividends	11
Morgan Stanley	12
Use of Proceeds	13
Description of Debt Securities	13
Description of Units	38
Description of Warrants	43
Description of Purchase Contracts	46
Description of Capital Stock	47
Form of Securities	58
Securities Offered on a Global Basis Through the Depositary	61
United States Federal Taxation	65
Plan of Distribution	69
Legal Matters	71
Experts	71
ERISA Matters for Pension Plans and Insurance Companies	72

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus dated January 25, 2006.  We have not authorized anyone to provide you with information different from that contained or incorporated by reference in this prospectus supplement and the accompanying prospectus.  We are offering to sell, and seeking offers to buy, only the notes described in this prospectus supplement and the accompanying prospectus, and we are offering to sell, and seeking offers to buy, these notes only in jurisdictions where offers and sales are permitted.  In this prospectus supplement, the “Company,” “we,” “us,” and “our” refer to Morgan Stanley.

The distribution of this prospectus supplement and the accompanying prospectus and the offering of the notes in certain jurisdictions may be restricted by law.  Persons outside the United States who come into possession of this prospectus supplement and the accompanying prospectus must inform themselves about and observe any restrictions relating to the offering of the notes and the distribution of this prospectus supplement and the accompanying prospectus outside the United States.

References herein to “$” and “dollars” are to United States dollars.

SUMMARY OF THE OFFERING

The following summary describes the 2.90% notes due 2010, the 3.25% notes due 2011, the floating rate notes due June 2011 and the floating rate notes due December 2011 that we are offering to you in general terms only.  You should read the summary together with the more detailed information that is contained in the rest of this prospectus supplement and in the accompanying prospectus.

Issuer	Morgan Stanley

Guarantor	Federal Deposit Insurance Corporation (the “FDIC”)

FDIC Temporary Liquidity Guarantee Program
The notes will have the benefit of the FDIC’s Guarantee under the Temporary Liquidity Guarantee Program, which we refer to as the “Program.”  See “Description of Notes – FDIC Guarantee under the Temporary Liquidity Guarantee Program” of this Prospectus Supplement for more information.

Aggregate Principal Amount
$2,250,000,000 for the 2.90% notes due 2010,
$2,500,000,000 for the 3.25% notes due 2011,
$500,000,000 for the floating rate notes due June 2011 and
$500,000,000 for the floating rate notes due December 2011,
collectively referred to as the “notes”

Maturity Date
December 1, 2010 for the 2.90% notes due 2010,
December 1, 2011 for the 3.25% notes due 2011,
June 15, 2011 for the floating rate notes due June 2011 and
December 1, 2011 for the floating rate notes due December 2011

Issue Date for the Notes	December 2, 2008

Issue Price
99.94% for the 2.90% notes due 2010,
99.966% for the 3.25% notes due 2011,
100% for the floating rate notes due June 2011 and
100% for the floating rate notes due December 2011,
in each case plus accrued interest, if any, from December 2, 2008

Initial Floating Interest Rates	To be determined on the second London banking day immediately preceding the issue date for the floating rate notes due June 2011 and the floating rate notes due December 2011

Floating Interest Rates	One month LIBOR plus 0.74% for the floating rate notes due June 2011 Three month LIBOR plus 0.85% for the floating rate notes due December 2011

Interest Payment Dates	For the 2.90% notes due 2010 and the 3.25% notes due 2011, each June 1 and December 1, commencing June 1, 2009

For the floating rate notes due June 2011, the 15th of each month, commencing on December 15, 2008

For the floating rate notes due December 2011, each March 1, June 1, September 1 and December 1, commencing on March 1, 2009

Payment of Additional Amounts
We intend to pay principal and interest without deducting U.S. withholding taxes.  If we are required to deduct U.S. withholding taxes from payment to non-U.S. investors, however, we will pay additional amounts on those payments, but only to the extent described below under “Description of Notes – Payment of Additional Amounts.”

Tax Redemption
We have the option to redeem any of the series of notes before they mature if we become obligated to pay additional amounts because of changes in U.S. withholding tax requirements as described below under “Description of Notes – Tax Redemption.”

Form	Fully-registered global notes in book-entry form

Minimum Denominations	$100,000 and integral multiples of $1,000 in excess thereof

CUSIP Number	61757U AA8 for the 2.90% notes due 2010, 61757U AB6 for the 3.25% notes due 2011, 61757U AD2 for the floating rate notes due June 2011 and 61757U AC4 for the floating rate notes due December 2011

ISIN
US61757UAA88 for the 2.90% notes due 2010,
US61757UAB61 for the 3.25% notes due 2011,
US61757UAD28 for the floating rate notes due June 2011 and
US61757UAC45 for the floating rate notes due December 2011

Trustee for the Notes	The Bank of New York Mellon

Delivery and Clearance
We will deposit the global notes representing the notes with The Depository Trust Company in New York.  You may hold an interest in the global notes through The Depository Trust Company, Clearstream, Luxembourg or Euroclear Bank, as operator of the Euroclear System, directly as a participant of any such system or indirectly through organizations that are participants in such systems.

Use of Proceeds
We intend to use the net proceeds from the sales of the notes we offer for general corporate purposes, and we have agreed, as required by the Program, that we will not use the proceeds to prepay any debt that is not FDIC-guaranteed, as defined in the final rules for the Program.

How to Reach Us	Our principal executive offices are located at 1585 Broadway, New York, New York 10036, telephone number (212) 761-4000.

DESCRIPTION OF NOTES

The following description of the particular terms of the 2.90% notes due 2010, the 3.25% notes due 2011, the floating rate notes due June 2011 and the floating rate notes due December 2011, which we collectively refer to as the “notes,” offered hereby supplements and, to the extent inconsistent, supersedes the description of the general terms and provisions of the debt securities set forth in the prospectus, to which description reference is hereby made.  The notes are referred to in the prospectus as the “debt securities.”  The following summary of the notes is qualified in its entirety by reference to the senior debt indenture referred to in the prospectus.

General

The 2.90% notes due 2010 will initially be limited to $2,250,000,000 in aggregate principal amount and will mature on December 1, 2010.  The 3.25% notes due 2011 will initially be limited to $2,500,000,000 in aggregate principal amount and will mature on December 1, 2011.  The floating rate notes due June 2011 will initially be limited to $500,000,000 in aggregate principal amount and will mature on June 15, 2011.  The floating rate notes due December 2011 will initially be limited to $500,000,000 in aggregate principal amount and will mature on December 1, 2011.  Each of the 2.90% notes due 2010, the 3.25% notes due 2011, the floating rate notes due June 2011 and the floating rate notes due December 2011 will constitute a single series of securities under the senior debt indenture, will constitute senior debt and will rank on parity with all other senior indebtedness of Morgan Stanley and with all other unsecured and unsubordinated indebtedness of Morgan Stanley, subject to certain statutory exceptions in the event of liquidation upon insolvency.  The notes will be issued in fully-registered form only, in denominations of $100,000 and integral multiples of $1,000 in excess thereof. Principal of and interest on the notes will be payable, and the transfer of notes will be registrable, through the Depositary as described below.  We may create and issue additional notes with the same terms as the notes offered hereby, as applicable, so that the additional notes will form a single series with the respective series of notes offered hereby.

The notes are guaranteed under the FDIC Temporary Liquidity Guarantee Program and the FDIC has concluded that the guarantee is backed by the full faith and credit of the United States.  See “—FDIC Guarantee under the Temporary Liquidity Guarantee Program” below.

The notes will not be redeemed prior to the maturity date other than under the circumstances described below under “—Tax Redemption.”  The senior debt indenture permits the defeasance of the notes upon the satisfaction of the conditions described in the accompanying prospectus under “Description of Debt Securities—Discharge, Defeasance and Covenant Defeasance.”  The notes are subject to these defeasance provisions.

As used herein, “business day” means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation to close in The City of New York.

2.90% Notes Due 2010 and 3.25% Notes Due 2011

The 2.90% notes due 2010 will bear interest from December 2, 2008 at an annual rate of 2.90%.  The 3.25% notes due 2011 will bear interest from December 2, 2008 at an annual rate of 3.25%.  Interest on the 2.90% notes due 2010 and the 3.25% notes due 2011 will be payable semi-annually on June 1 and December 1 of each year, commencing June 1, 2009, to the person in whose name such notes are registered at the close of business on the 15th calendar day prior to the applicable interest payment date (whether or not a business day); provided that the interest payment due at maturity or on a redemption date will be payable to the person to whom the principal is paid. Interest on the 2.90% notes due 2010 and the 3.25% notes due 2011 will be computed on the basis of a 360-day year of twelve 30-day months.

If any interest payment date with respect to the 2.90% notes due 2010 or the 3.25% notes due 2011 falls on a day that is not a business day, the interest payment shall be postponed to the next succeeding business day, and no interest on such payment shall accrue for the period from and after such interest payment date.  If the scheduled maturity date or redemption date of the 2.90% notes due 2010 or the 3.25% notes due 2011 falls on a day that is not a business day, the payment of interest and principal will be made on the next succeeding business day, and no interest on such payment shall accrue for the period from and after the scheduled maturity date or the redemption date, as the case may be.

Interest payments for the 2.90% notes due 2010 and the 3.25% notes due 2011 will include accrued interest from and including the date of issuance or from and including the last date in respect of which interest has been paid or duly provided for, as the case may be, to but excluding the relevant interest payment date, maturity date or redemption date, as the case may be.

Floating Rate Notes Due June 2011 and Floating Rate Notes Due December 2011

The floating rate notes due June 2011 will bear interest from December 2, 2008 at a rate per annum equal to LIBOR Reuters (as defined in the accompanying prospectus under “Description of Debt Securities—Base Rates”) plus 74 basis points, or 0.74%, calculated and reset as described below.  Interest on the floating rate notes due June 2011 will be payable monthly in arrears on the 15th of each month, commencing December 15, 2008, to the person in whose name such notes are registered at the close of business on the 15th calendar day prior to the applicable interest payment date (whether or not a business day) (or the close of business on the issue date of the notes in the case of the first interest payment date); provided that the interest payment due at maturity or on a redemption date will be payable to the person to whom principal is paid.

The floating rate notes due December 2011 will bear interest from December 2, 2008 at a rate per annum equal to LIBOR Reuters plus 85 basis points, or 0.85%, calculated and reset as described below.  Interest on the floating rate notes due December 2011 will be payable quarterly in arrears on March 1, June 1, September 1 and December 1 of each year, commencing March 1, 2009, to the person in whose name such notes are registered at the close of business on the 15th calendar day prior to the applicable interest payment date (whether or not a business day); provided that the interest payment due at maturity or on a redemption date will be payable to the person to whom principal is paid.

The floating rate notes due June 2011 and the floating rate rates due December 2011 are together referred to as the “floating rate notes.”  Each date on which interest on the floating rate notes is payable is referred to as a “floating interest payment date.”

Interest on the floating rate notes will be computed based on an actual/360 day count basis.  Interest payments for the floating rate notes will include accrued interest from and including the date of issue or from and including the last date in respect of which interest has been paid or duly provided for, as the case may be, to but excluding the floating interest payment date or maturity date or redemption date, as the case may be.

If any floating interest payment date, other than the maturity date or a redemption date, falls on a day that is not a business day, the floating interest payment date will be the succeeding business day, except that if such business day is in the next succeeding calendar month, the floating interest payment date will be the immediately preceding business day.  If the maturity date or a redemption date of the floating rate notes falls on a day that is not a business day, the payment of interest and principal will be made on the next succeeding business day, and no interest on such payment will accrue for the period from and after the maturity date or redemption date.

The initial floating interest rate on the floating rate notes due June 2011 will be equal to LIBOR plus 0.74% per annum, as determined by the calculation agent on the second London banking day preceding the issue date of the notes, as described below.  The initial floating interest rate on the floating rate notes due December 2011 will be equal to LIBOR plus 0.85% per annum, as determined by the calculation agent on the second London banking day preceding the issue date of the notes, as described below. “London banking day” means any day on which dealings in deposits in U.S. dollars are transacted in the London interbank market.

The rate of interest on the floating rate notes due June 2011 will be reset monthly (the “monthly floating interest reset period,” and the first day of each monthly floating interest reset period will be a “monthly floating interest reset date”).  The monthly floating interest reset dates for the floating rate notes due June 2011 will be the 15th of each month, commencing December 15, 2008.

The rate of interest on the floating rate notes due December 2011 will be reset quarterly (the “quarterly floating interest reset period,” and the first day of each quarterly floating interest reset period will be a “quarterly floating interest reset date”).  The quarterly floating interest reset dates for the floating rate notes due December 2011 will be March 1, June 1, September 1 and December 1 of each year, commencing March 1, 2009.

If any monthly floating interest reset date or quarterly floating interest reset date falls on a day that is not a business day, such floating interest reset date will be postponed to the next succeeding business day, except that if such business day is in the next succeeding calendar month, such floating interest reset date will be the immediately preceding business day.

The calculation agent for the floating rate notes is The Bank of New York Mellon, which we refer to as the “calculation agent.”  Upon the request of the holder of any floating rate note, the calculation agent will provide the interest rate then in effect and, if determined, the interest rate that will become effective on the next monthly floating interest reset date or quarterly floating interest reset date, as applicable.

The calculation agent will determine the floating interest rate for each monthly floating interest reset period or quarterly floating interest reset period, as applicable, on the second London banking day preceding each monthly floating interest reset date or quarterly floating interest reset date, as applicable, which we refer to as the “floating interest determination dates,” by reference to LIBOR Reuters on such floating interest determination date.

For purposes of LIBOR Reuters as it relates to the floating rate notes due June 2011, the applicable index currency shall be U.S. dollars, the applicable index maturity shall be one month and the applicable Designated LIBOR Page shall be Reuters page LIBOR01.

For purposes of LIBOR Reuters as it relates to the floating rate notes due December 2011, the applicable index currency shall be U.S. dollars, the applicable index maturity shall be three months and the applicable Designated LIBOR Page shall be Reuters page LIBOR01.

Accrued interest on the floating rate notes will be calculated by multiplying the principal amount of the notes by an accrued interest factor.  The accrued interest factor will be computed by adding the interest factors calculated for each day in the period for which interest is being paid.  The interest factor for each day is computed by dividing the interest rate applicable to that day by 360.  The interest rate in effect on any monthly floating interest reset date or quarterly floating interest reset date, as applicable, will be the applicable rate as reset on that date.  The interest rate applicable to any other day is the interest rate from the immediately preceding monthly floating interest reset date or quarterly floating interest reset date, as applicable, or if none, the initial floating interest rate.  All percentages used in or resulting from any calculation of the rate of interest on a note will be rounded, if necessary, to the nearest one hundred-thousandth of a percentage point (with .000005% rounded up to .00001%), and all U.S. dollar amounts used in or resulting from these calculations will be rounded to the nearest cent (with one-half cent rounded upward).

Payment of Additional Amounts

We intend to make all payments on the notes without deducting U.S. withholding taxes. If we are required by law to do so on payments to non-U.S. investors, however, we will pay additional amounts on those payments to the extent described in this subsection.

We will pay additional amounts on a note only if the beneficial owner of the note is a United States Alien. The term “United States Alien” means any person who, for United States federal income tax purposes, is:

•	a foreign corporation;

•	a nonresident alien individual;

•	a nonresident alien fiduciary of a foreign estate or trust; or

•	a foreign partnership one or more of the members of which is a foreign corporation, a nonresident alien individual or a nonresident alien fiduciary of a foreign estate or trust.

If the beneficial owner of a note is a United States Alien, we will pay additional amounts as may be necessary in order that every net payment of the principal of and interest on that note will not be less than the amount provided for in that note to be then due and payable under the notes. By net payment, we mean the amount we or our paying agent pays after deducting or withholding for or on account of any present or future tax, assessment or governmental charge imposed with respect to that payment by the United States or any political subdivision or taxing authority thereof or therein.

Our obligation to pay additional amounts is subject to several important exceptions. We will not, however, be required to pay any additional amounts for or on account of:

•	any present or future tax, assessment or other governmental charge that would not have been so imposed but for:

•
the existence of any present or former connection between the holder or the beneficial owner, or between a fiduciary, settlor, beneficiary, member or shareholder of the beneficial owner, if the beneficial owner is an estate, a trust, a partnership or a corporation, of the United States and its possessions, including, without limitation, the beneficial owner, or such fiduciary, settlor, beneficiary, member or shareholder, being or having been a citizen or resident of the United States or being or having been engaged in the conduct of a trade or business or present in the United States or having, or having had, a permanent establishment in the United States; or

•
the presentation by the holder or the beneficial owner of any note for payment on a date more than 15 days after the date on which payment became due and payable or the date on which payment thereof is duly provided for, whichever occurs later;

•	any estate, inheritance, gift, sales, excise, transfer, capital gains, corporation, income or personal property tax or any similar tax, assessment or governmental charge;

•
any tax, assessment or other governmental charge imposed by reason of the holder or the beneficial owner’s past or present status as a personal holding company or controlled foreign corporation or passive foreign investment company with respect to the United States or as a corporation that accumulates earnings to avoid United States federal income tax or as a private foundation or other tax-exempt organization;

•	any tax, assessment or other governmental charge that is payable otherwise than by withholding from payments on or in respect of any note;

•
any tax, assessment or other governmental charge imposed solely because the payment is to be made by a particular paying agent (including Morgan Stanley) and would not be imposed if made by another paying agent;

•
any tax, assessment or other governmental charge imposed solely because the holder or the beneficial owner (1) is a bank purchasing the note in the ordinary course of its lending business or (2) is a bank that is neither (A) buying the note for investment purposes nor (B) buying the note for resale to a third party that either is not a bank or holding the note for investment purposes only;

•
any tax, assessment or other governmental charge that would not have been imposed but for the failure to comply with certification, information or other reporting requirements concerning the nationality, residence, identity or connection with the United States of the holder or beneficial owner of that note, if compliance is required by statute or by regulation of the United States or of any political subdivision or taxing authority thereof or therein as a precondition to relief or exemption from the tax, assessment or other governmental charge;

•
any tax, assessment or other governmental charge imposed by reason of the beneficial owner’s past or present status as the actual or constructive owner of 10% or more of the total combined voting power of all classes of stock entitled to vote of Morgan Stanley or as a direct or indirect subsidiary of Morgan Stanley; or

•	any combination of the items listed above.

In addition, we will not be required to make any payment of additional amounts with respect to any note presented for payment:

•
where such withholding or deduction is required to be made pursuant to the European Union Directive on the taxation of savings or any other directive implementing the conclusions of the ECOFIN Council meeting of 26–27 November 2000 or any law implementing or complying with, or introduced in order to conform to, such Directive; or

•	by or on behalf of a holder who would have been able to avoid such withholding or deduction by presenting the relevant note to another paying agent in a Member State of the European Union.

Nor will we pay additional amounts with respect to any payment of principal, or interest to any United States Alien who is a fiduciary or a partnership, or who is not the sole beneficial owner of the payment to the extent that we would not have to pay additional amounts to any beneficiary or settlor of the fiduciary or any member of that partnership, or to any beneficial owner of the payment, if that person or entity were treated as the beneficial owner of the note for these purposes.

Tax Redemption

We will be entitled, at our option, to redeem the outstanding notes of any series in whole but not in part if at any time we have or will become obligated to pay additional amounts (as discussed in “—Payment of Additional Amounts” in this prospectus supplement) on any notes on the next interest payment date, but only if our obligation results from a change in the laws or regulations of the United States or any political subdivision or taxing authority thereof or therein, or from a change in any official interpretation or application of those laws or regulations, that becomes effective or is announced on or after November 26, 2008.

If we redeem the 2.90% notes due 2010, the 3.25% notes due 2011, the floating rate notes due June 2011 or the floating rate notes due December 2011, we will do so at the redemption price equal to 100% of the principal amount of the notes redeemed, plus accrued interest to the redemption date.

If we become entitled to redeem the notes, we may do so at any time on a redemption date of our choice. However, we must give the holders of the notes being redeemed notice of the redemption not less than 30 days or more than 60 days before the redemption date. In addition, our obligation to pay additional amounts must remain in effect when we give the notice of redemption. We will give notice in the accordance with “—Notices” in this prospectus supplement.

FDIC Guarantee under the Temporary Liquidity Guarantee Program

General

Each series of notes represents senior unsecured debt obligations of Morgan Stanley and the notes of each series are guaranteed by the FDIC under the FDIC’s Temporary Liquidity Guarantee Program, which we refer to as the “Program.”  Morgan Stanley is a U.S. bank holding company that has agreed to participate in the Program and comply with the requirements of the Program in order for the notes to qualify for the FDIC’s guarantee, which we refer to as the “FDIC Guarantee.”  As described below under “—Claims Under the Program,” under the FDIC Guarantee, the uncured failure of Morgan Stanley to make a timely payment of any principal of or interest on the notes of a series offered hereby obligates the FDIC to make such payment following the trustee’s notification to the FDIC of the uncured payment failure.  The FDIC shall satisfy its guarantee obligations by making scheduled payments of principal and interest pursuant to the terms of such notes through maturity.  Our failure to pay any principal of or interest on the notes of a series that is then paid by the FDIC on a timely basis will not be deemed an event of default under such notes and holders of such notes will not be permitted to accelerate the maturity of such notes during any period when the FDIC is making timely guarantee payments of principal and interest in respect of such notes.  The details of the FDIC Guarantee are provided in the FDIC’s regulations, 12 C.F.R. Part 370, which we refer to as the “Final Rule,” and at the FDIC’s website at www.fdic.gov/tlgp (the FDIC’s website is not incorporated by reference herein).  The FDIC has concluded that the FDIC Guarantee is subject to the full faith and credit of the United States pursuant to Section 15(d) of the Federal Deposit Insurance Act. However, the FDIC Guarantee is subject to certain limitations that you should consider.  Before investing in the notes, you should read this section carefully, including the information under “— There Are Risks Relating to the FDIC Guarantee.”

Prior to the issue date, we will amend the senior debt indenture pursuant to which the notes will be issued in order to include the provisions set forth in the Final Rule that are required to be included in the governing documents of any securities, such as the notes, that are guaranteed by the FDIC.  In addition, the Final Rule requires entities participating in the Program to execute and file with the FDIC a Master Agreement. Among the terms of the Master Agreement, we will agree to pay the FDIC any amounts it pays to the holders of the notes under the FDIC Guarantee of the notes.  In addition, we will agree not to amend or waive any provision of the notes required by the Master Agreement with regard to principal, interest, payment, default or ranking without the express written consent of the FDIC.

Please note that the Program is new and the rules, procedures and practices of the FDIC governing the operation of the Program, including the FDIC Guarantee of the notes, may be amended and are subject to evolving interpretation by the FDIC.  The following summary is based on the Final Rule adopted by the FDIC on November 21, 2008 and the FDIC’s interpretive guidance since that date.

Claims Under the Program

The FDIC’s payment obligation under the Program will be triggered by our uncured failure to make a timely payment of principal of or interest on the notes of a series offered hereby (a “payment default”).  The trustee is obligated to give notice to the FDIC if we are in default of any payment under the notes (without regard to any cure period) within one business day of such default.  Upon a payment default, the trustee, as duly authorized representative of the holders of the notes, will be required under the senior debt indenture to make a demand for payment on the guaranteed amount on behalf of all holders of the notes of such series (i) in the case of any payment default prior to maturity or redemption of the notes, on the earlier of the date that the applicable cure period ends (or if such date is not a business day, the immediately succeeding business day) and 60 days following such payment default and (ii) in the case of any payment due on the maturity date or a redemption date for the notes, on such maturity date or redemption date (or if such date is not a business day, the immediately succeeding business day).  Under the terms of the Program and the senior debt indenture, the demand for payment must be accompanied by a proof of claim, with accompanying evidence, in form and content satisfactory to the FDIC of (1) the trustee’s capacity to act as representative, (2) the trustee’s exclusive authority to act as representative, (3) the occurrence of a payment default and (4) the authority to make an assignment of each noteholder’s rights, title and interest in the notes and to effect the transfer to the FDIC of each noteholder’s claim in an insolvency proceeding.  To receive payment under the Program, the trustee, on behalf of the holders of the notes of such series, will be required to assign all of the holders’ rights, titles and interest in such notes to the FDIC and to transfer to the FDIC the holders’

claim in any insolvency proceeding.  The trustee, as assignor of such rights, will be required to certify that it has not, without the FDIC’s prior consent, agreed to any material amendment of such notes or the senior debt indenture (to the extent relating to such notes), or accelerated the maturity of such notes.  If the FDIC makes payment under the FDIC Guarantee on the notes of a series upon our failure to pay, the FDIC will be subrogated to the claims of the holders of such notes against us to the extent of such payment.  If a holder of notes receives any distribution from Morgan Stanley or its bankruptcy estate prior to the FDIC’s payment under the guarantee, the guaranteed amount paid by the FDIC will be reduced by the amount the holder has received in the distribution from Morgan Stanley or its bankruptcy estate.  Upon receipt of a timely filed conforming proof of claim, the FDIC will make payment of the guaranteed amount.

Under the terms of the Program, the Depositary (as defined below), as the sole registered holder of the notes of each series, may elect not to be represented by the trustee. If the registered holder of the notes has elected not to have the trustee act as its authorized representative, or is otherwise not represented by the trustee in such capacity, such holder may make demand for payment in the circumstances described above.  The demand for payment on the guaranteed amount must be accompanied by a proof of claim, with accompanying evidence, in form and content satisfactory to the FDIC of (1) the occurrence of a payment default and (2) the claimant’s ownership of such notes.  The demand also must be accompanied by an assignment of such holder’s rights, title and interest in such notes to the FDIC and the transfer to the FDIC of such holder’s claim in any insolvency proceeding.  The registered holder will be required to certify that it has not, without the FDIC's prior consent, agreed to any material amendment of such notes or the senior debt indenture (to the extent relating to such notes), or accelerated the maturity of such notes.  If the FDIC makes payment under the FDIC Guarantee on the notes of a series upon our failure to pay, the FDIC will be subrogated to the claims of the holders of such notes against us to the extent of such payment.  Upon receipt of a timely filed conforming proof of claim, the FDIC will make payment of the guaranteed amount, subject to the payment reduction provision described above.

If a demand for payment under the FDIC Guarantee is not made within 60 days of the occurrence of a payment default, the FDIC will be under no obligation to make the payments on the notes under the FDIC Guarantee.  The Program does not specify a deadline by which the FDIC must make payment following receipt of a proper demand from the trustee.  The FDIC will not pay any additional interest or penalty amounts in respect of any event of default or resulting delay in payment that may occur.

Our Payment Default is Not an Event of Default if FDIC Makes Payment

There shall not be deemed to be an event of default under the senior debt indenture pursuant to which the notes are issued which would permit or result in the acceleration of amounts due under the notes, if such an event of default is due solely to our failure to make timely payment with respect to the notes, provided that the FDIC is making timely guarantee payments with respect to the notes in accordance with the Program.

Acceleration of Notes upon an Event of Default

With respect to debt securities that are guaranteed under the FDIC’s Temporary Liquidity Guarantee Program, such as the notes offered hereby, the senior debt indenture provides that if an event of default occurs and is continuing, either the trustee or the holders of not less than 25% in aggregate principal amount of the notes of such series, by notice in writing to Morgan Stanley and to the trustee, if given by security holders, may declare the principal of all the notes of such series and interest accrued thereon, if any, to be due and payable immediately.  However, our failure to pay any principal of or interest on the notes of a series offered hereby that is then paid by the FDIC on a timely basis will not be deemed an event of default under such notes and holders of such notes will not be permitted to accelerate the maturity of such notes during any period when the FDIC is making timely guarantee payments of principal and interest in respect of such notes.  To receive payment under the FDIC’s Temporary Liquidity Guarantee Program, the trustee, on behalf of the holders of the notes of such series, will be required to assign all of such holders’ rights, titles and interest in such notes to the FDIC and to transfer to the FDIC such holders’ claim in any insolvency proceeding.  The trustee, as assignor of such rights, will be required to certify that it has not, without the FDIC’s prior consent, agreed to any material amendment of such notes or the senior debt indenture (to the extent relating to such notes), or accelerated the maturity of such notes.

There Are Risks Relating to the FDIC Guarantee

Guarantee Payments by the FDIC May Be Delayed.  There is no designated period within which the FDIC is required to make the guarantee payments after it receives a written demand with a conforming proof of claim from the trustee and verifies the same.  Therefore, if the FDIC does not timely make the guarantee payments after it is required to do so, the guarantee payments on the notes could be delayed from the date the payment is due under the terms of the notes.

You May Lose the Right to Payment under the FDIC Guarantee If the Trustee Fails to Follow the FDIC Claims Process.  In order to recover payment under the FDIC Guarantee in the event that we have failed to pay on the notes, the trustee must make a written demand, with the required proof of claim, to the FDIC within 60 days of the occurrence of our failure to pay.  If the trustee fails to follow the FDIC claims process pursuant to the Program, holders may be deprived of all rights and remedies with respect to the guarantee claim.

The Determination of the FDIC on any Matter Relating to the FDIC Claims Process Will Be Final and Binding on Holders of the Notes and Us, Subject to Judicial Review.  The determination by the FDIC on any matter relating to the FDIC claims process will be a final administrative determination, which will be final and binding on all concerned, including the holders of the notes.  Holders of the notes will have the right to challenge the FDIC’s determination only by commencing an action in the U.S. District Court for the District of Columbia or New York within 60 days after the FDIC makes its determination.

The Program Is New and Subject to Change.  The Program is new and no claims have been made or paid under it as of the date of this prospectus supplement.  The Program is governed by the Final Rule adopted by the FDIC on November 21, 2008, and the Final Rule may be amended and is subject to evolving interpretation by the FDIC after the date of this prospectus supplement.  Thus, the ability to obtain payment on the notes under the FDIC Guarantee is subject to rules, procedures and practices of the FDIC that could be changed at any time and from time to time in the future.  The summary of the FDIC Guarantee and the risks of investing in reliance on the FDIC Guarantee, as set forth in this prospectus supplement, is based solely on the Final Rule adopted by the FDIC as of the date of this prospectus supplement.

Book-Entry, Delivery and Form

The notes will be issued in the form of one or more fully registered global notes, which we refer to as the “global notes,” which will be deposited with, or on behalf of, The Depository Trust Company, New York, New York, which we refer to as the “Depositary” or “DTC,” and registered in the name of Cede & Co., the Depositary’s nominee. Beneficial interests in the global notes will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in the Depositary.  Investors may elect to hold interests in the global notes held by the Depositary through Clearstream Banking, société anonyme, “Clearstream, Luxembourg,” or Euroclear Bank S.A./N.V., “Euroclear,” if they are participants in such systems, or indirectly through organizations that are participants in such systems all as more fully described in the accompanying prospectus, under “Securities Offered on a Global Basis through the Depositary—Book-Entry, Delivery and Form” and “—Global Clearance and Settlement Procedures.”

Notices

Notices to holders of the notes will be given by mailing such notices to each holder by first class mail, postage prepaid, at the respective address of each holder as that address appears upon the books of Morgan Stanley.  We expect that notices given to the Depositary, as registered holder of the global notes, will be made available to the beneficial owners of the notes in accordance with the standard rules and procedures of the Depositary and its direct and indirect participants, including Clearstream, Luxembourg and Euroclear.

UNITED STATES FEDERAL TAXATION

For a description of certain United States federal income and estate tax consequences of the purchase, ownership and disposition of the notes, please refer to “United States Federal Taxation” in the accompanying prospectus. Non-U.S. investors should also note that the discussion in the accompanying prospectus does not address the tax consequences to non-U.S. investors for whom income or gain in respect of the notes is effectively connected with the conduct of a trade or business in the United States.

Both U.S. investors and non-U.S. investors should consult their tax advisers regarding all aspects of the U.S. federal tax consequences of an investment in the notes, as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

ERISA

Each fiduciary of a pension, profit-sharing or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), which we refer to as a “plan”, should consider the fiduciary standards of ERISA in the context of the plan’s particular circumstances before authorizing an investment in these notes.  Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the plan.

In addition, we and certain of our subsidiaries and affiliates, including MS & Co., may each be considered “parties in interest” within the meaning of ERISA or “disqualified persons” within the meaning of the Code, with respect to many plans, as well as many individual retirement accounts and Keogh plans (also “plans”).  ERISA Section 406 and Code Section 4975 generally prohibit transactions between plans and parties in interest or disqualified persons.  Prohibited transactions within the meaning of ERISA or the Code would likely arise, for example, if these notes are acquired by or with the assets of a plan with respect to which MS & Co. or any of its affiliates is a service provider or other party in interest, unless the notes are acquired pursuant to an exemption from the “prohibited transaction” rules.  A violation of these “prohibited transaction” rules could result in an excise tax or other liabilities under ERISA and/or Section 4975 of the Code for those persons, unless exemptive relief is available under an applicable statutory or administrative exemption.

The U.S. Department of Labor has issued five prohibited transaction class exemptions (“PTCEs”) that may provide exemptive relief for direct or indirect prohibited transactions resulting from the purchase or holding of these notes.  Those class exemptions are PTCE 96-23 (for certain transactions determined by in-house asset managers), PTCE 95-60 (for certain transactions involving insurance company general accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 90-1 (for certain transactions involving insurance company separate accounts) and PTCE 84-14 (for certain transactions determined by independent qualified asset managers).  In addition, ERISA Section 408(b)(17) and Section 4975(d)(20) of the Code provide an exemption for the purchase and sale of securities and the related lending transactions, provided that neither the issuer of the securities nor any of its affiliates has or exercises any discretionary authority or control or renders any investment advice with respect to the assets of any plan involved in the transaction, and provided further that the plan pays no more than adequate consideration in connection with the transaction (the so-called “service provider” exemption).  There can be no assurance that any of these class or statutory exemptions will be available with respect to transactions involving these notes.

Because we may be considered a party in interest with respect to many plans these notes may not be purchased, held or disposed of by any plan, any entity whose underlying assets include “plan assets” by reason of any plan’s investment in the entity (a “plan asset entity”) or any person investing “plan assets” of any plan, unless such purchase, holding or disposition is eligible for exemptive relief, including relief available under PTCEs 96-23, 95-60, 91-38, 90-1, 84-14 or the service provider exemption or such purchase, holding or disposition is otherwise not prohibited.  Any purchaser, including any fiduciary purchasing on behalf of a plan, transferee or holder of these notes will be deemed to have represented, in its corporate and its fiduciary capacity, by its purchase and holding thereof that either (a) it is not a plan or a plan asset entity, and is not purchasing such notes on behalf of or with “plan assets” of any plan, or with any assets of a governmental or church plan that is subject to any federal, state, local or non-U.S. law that is substantially similar to the provisions of Section 406 of ERISA or Section 4975 of the

Code (“Similar Law”) or (b) its purchase, holding or disposition are eligible for exemptive relief or such purchase, holding and disposition are not prohibited by ERISA or Section 4975 of the Code or any Similar Law.

Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing these notes on behalf of or with “plan assets” of any plan consult with their counsel regarding the availability of exemptive relief.

Each purchaser and holder of these notes has exclusive responsibility for ensuring that its purchase, holding and disposition of the notes do not violate the prohibited transaction rules of ERISA or the Code or any Similar Law.  The sale of any of these notes to any plan or plan subject to Similar Law is in no respect a representation by us or any of our affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by plans generally or any particular plan, or that such an investment is appropriate for plans generally or any particular plan.

UNDERWRITERS

Under the terms and subject to the conditions contained in an underwriting agreement dated November 26, 2008 (the “underwriting agreement”), the underwriters named below, for whom Morgan Stanley & Co. Incorporated is acting as lead manager (the “underwriters”), have severally agreed to purchase, and we have agreed to sell to them, severally, the respective principal amount of the notes set forth opposite their names below:

Name	Principal amount of 2.90% notes due 2010	Principal amount of 3.25% notes due 2011	Principal amount of floating rate notes due June 2011	Principal amount of floating rate notes due December 2011
Morgan Stanley & Co. Incorporated	$1,192,500,000	$1,325,000,000	$265,000,000	$265,000,000
Citigroup Global Markets Inc.	225,000,000	250,000,000	50,000,000	50,000,000
Goldman, Sachs & Co.	225,000,000	250,000,000	50,000,000	50,000,000
Mitsubishi UFJ Securities International plc	225,000,000	250,000,000	50,000,000	50,000,000
Wells Fargo Securities, LLC	225,000,000	250,000,000	50,000,000	50,000,000
BB&T Capital Markets, a division of Scott & Stringfellow, Inc.	22,500,000	25,000,000	5,000,000	5,000,000
BNY Mellon Capital Markets, LLC	22,500,000	25,000,000	5,000,000	5,000,000
Deutsche Bank Securities Inc.	22,500,000	25,000,000	5,000,000	5,000,000
HSBC Securities (USA) Inc.	22,500,000	25,000,000	5,000,000	5,000,000
SunTrust Capital Markets, Inc.	22,500,000	25,000,000	5,000,000	5,000,000
UBS Securities LLC	22,500,000	25,000,000	5,000,000	5,000,000
Blaylock & Company, Inc.	11,250,000	12,500,000	2,500,000	2,500,000
CastleOak Securities, LP	11,250,000	12,500,000	2,500,000	2,500,000

Total	$2,250,000,000	$2,500,000,000	$500,000,000	$500,000,000

The underwriting agreement provides that the obligations of the underwriters to pay for and accept delivery of the notes are subject to the approval of certain legal matters by their counsel and to certain other conditions.  The  underwriters are obligated to take and pay for all of the notes if any notes are taken.

The underwriters initially propose to offer part of the notes at the public offering price set forth on the cover page hereof and part to certain dealers at a price that represents a concession not in excess of 0.15% of the principal amount of the 2.90% notes due 2010, 0.15% of the principal amount of the 3.25% notes due 2011, 0.165% of the principal amount of the floating rate notes due June 2011 and 0.2% of the principal amount of the floating rate notes due December 2011.  The underwriters may allow, and those dealers may reallow, a concession not in excess of 0.075% of the principal amount of the 2.90% notes due 2010, 0.075% of the principal amount of the 3.25% notes due 2011, 0.0825% of the principal amount of the floating rate notes due June 2011 and 0.1% of the principal amount of the floating rate notes due December 2011 to certain other dealers.  After the initial offering of the notes, the offering price and other selling terms may from time to time be varied by the underwriters.

The aggregate proceeds to Morgan Stanley are set forth on the cover page hereof before deducting our expenses in offering the notes.  We estimate that we will spend approximately $1,000,000 for printing, rating agency, trustee’s and legal fees and other expenses allocable to the offering.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the underwriters may be required to make in respect thereof.

The notes are offered for sale only in those jurisdictions where it is legal to make such offers.

With respect to notes to be offered or sold in the United Kingdom, each underwriter has represented and agreed (1) that it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by such underwriter in connection with the issue or sale of the notes in circumstances in which Section 21(1) of the FSMA does not apply to us, and (2) that it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by such underwriter in relation to the notes in, from or otherwise involving the United Kingdom.

Purchasers of the notes may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the issue price set forth on the cover page hereof.

This prospectus supplement and the accompanying prospectus may be used by Morgan Stanley & Co. Incorporated and other affiliates of ours in connection with offers and sales of the notes in market-making transactions at negotiated prices related to prevailing market prices at the time of sale or otherwise.  Morgan Stanley & Co. Incorporated and such other affiliates of ours may act as principal or agent in such transactions.

Morgan Stanley & Co. Incorporated is a wholly-owned subsidiary of ours.  Morgan Stanley & Co. Incorporated’s participation in the offering of the notes will be conducted in compliance with NASD Rule 2720 of the Financial Industry Regulatory Authority, Inc. (“FINRA”) regarding the distribution of securities of affiliates.

Mitsubishi UFJ Securities International plc is not a U.S. registered broker-dealer and, therefore, to the extent it intends to effect any sales of the notes in the United States, it will do so through one or more U.S. registered broker-dealers as permitted by FINRA regulations.

The underwriters do not intend to confirm sales to accounts over which they exercise discretionary authority without the prior specific written approval of such customers.

Morgan Stanley has directed the underwriters not to, and Morgan Stanley will not, place the notes with any affiliates, institution-affiliated parties, insiders or insiders of affiliates of Morgan Stanley, as prohibited by Section 370.3(e)(5) of the Final Rule.

The notes will not be exclusively marketed and targeted to retail customers.

In order to facilitate the offering of the notes, the stabilizing manager may engage in transactions that stabilize, maintain or otherwise affect the price of the notes.  Specifically, the stabilizing manager may sell more notes than it is obligated to purchase in connection with the offering of the notes, creating a naked short position for its own account.  The stabilizing manager must close out any naked short position by purchasing notes in the open market.  A naked short position is more likely to be created if the stabilizing manager is concerned that there may be downward pressure on the price of the notes in the open market after pricing that could adversely affect investors who purchase notes in the offering.  As an additional means of facilitating the offering of notes, the stabilizing manager may bid for, and purchase, these notes in the open market to stabilize the price of these notes.  Finally, the stabilizing manager may also reclaim on behalf of the underwriting syndicate or for itself selling concessions allowed to an underwriter or a dealer for distributing these notes in the offering, if the stabilizing manager repurchases previously distributed notes to cover short positions or to stabilize the price of these notes.  Any of these activities may raise or maintain the market price of these notes above independent market levels or prevent or retard a decline in the market price of these notes.  The stabilizing manager is not required to engage in these activities, and may end any of these activities at any time. Morgan Stanley & Co. Incorporated, and its agents, will act as the stabilizing manager with respect to the notes.

LEGAL MATTERS

The validity of the notes, but not the FDIC Guarantee, will be passed upon for Morgan Stanley by Davis Polk & Wardwell.  Sidley Austin llp will pass upon some legal matters relating to these notes for the underwriters.  Sidley Austin llp has in the past represented Morgan Stanley and continues to represent Morgan Stanley on a regular basis and in a variety of matters.

EXPERTS

The consolidated financial statements and related financial statement schedule of Morgan Stanley and its subsidiaries incorporated by reference in this prospectus supplement and the accompanying prospectus have been audited to the extent and for the periods indicated in the reports of Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference (which (1) reports on the consolidated financial statements and financial statement schedule express an unqualified opinion and include an explanatory paragraph, in fiscal 2005, concerning the adoption of Statement of Financial Accounting Standards No. 123(R), “Share-Based Payment” and, effective December 1, 2005, the change in accounting policy for recognition of equity awards granted to retirement-eligible employees and, an explanatory paragraph, in fiscal 2006, concerning the application of Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in the Current Year Financial Statements” and, an explanatory paragraph, in fiscal 2007, concerning the adoption of Statement of Financial Accounting Standards No. 157, “Fair Value Measurement” and Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115” and, an explanatory paragraph, in fiscal 2007, concerning the adoption of Statement of Financial Accounting Standards No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R)” and (2) report on the effectiveness of the Company’s internal control over financial reporting as of November 30, 2007 expresses an unqualified opinion) and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

With respect to the unaudited interim financial information for the periods ended February 29, 2008 and 2007, May 31, 2008 and 2007, and August 31, 2008 and 2007 which is incorporated herein by reference, Deloitte & Touche LLP, an independent registered public accounting firm, have applied limited procedures in accordance with the standards of the Public Company Accounting Oversight Board (United States) for a review of such information.  However, as stated in their reports included in the Company’s Quarterly Reports on Form 10-Q for the quarters ended February 29, 2008 and 2007, May 31, 2008 and 2007, and August 31, 2008 and 2007 and incorporated by reference herein, they did not audit and they do not express an opinion on that interim financial information.  Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied.  Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their reports on the unaudited interim financial information because those reports are not "reports" or a "part" of the Registration Statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Act.